FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 2901 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

February 13, 2009

Item 3.	News Release

On February 13, 2009, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

February 13, 2009, TAG Oil Ltd. reports that the Company has received the results from the interim independent reserves review on its 30.5% interest in the Cheal Oil Pool, onshore Taranaki Basin, New Zealand.

Item 5.	Full Description of Material Change

February 13, 2009 – Canadian-based oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAOIF), reports that the Company has received the results from the interim independent reserves review on its 30.5% interest in the Cheal Oil Pool, onshore Taranaki Basin, New Zealand.

The report was completed by Sproule International Limited, a subsidiary of Sproule Associates Limited, one of the largest and most highly regarded geological, geophysical, and petroleum engineering consulting companies in North America.

The independent report conducted as of December 31, 2008 has assigned a present value using a 10% discount rate of $3.9 million to TAG’s share of proved and probable reserves located at Cheal. In addition, gross proved and probable reserves estimates of the Cheal pool have been reduced from 2.783 million boe at March 31, 2008 to 510,000 boe. These reductions in value and reserves are based on a number of factors such as:

- substantially lower oil price forecasts
- reduction in the area of proven and probable reserves as a result of new information from the A6 and A6ST wells
- revised projected future well performance

TAG Oil also announces today that the Company completed its previously announced sale of its 15.1% interest in PEP 38738-D and PMP 38156-D (“Cardiff”) to a subsidiary of New Zealand based Genesis Energy for a combination of cash and a 1% royalty on any future production from both permits.

BOE Cautionary Statement
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency at the burner tip and does not represent a value equivalency at the wellhead.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change. Garth Johnson, CEO (604) 609-3350

Item 9.	Date of Report

February 13, 2009